SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

April 14, 2004

TELIASONERA AB

(Translation of registrant’s name into English)

Sturegatan 1, S-106 63 Stockholm, Sweden
(Address of principal executive offices)

0-30340
(Commission File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

SIGNATURES
Press Release

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2004	TELIASONERA AB

	By:	/s/ Jan Henrik Ahrnell Vice President and Legal Counsel

Press Release

April 14, 2004

TeliaSonera announces cash offer for Eesti Telekom

TeliaSonera, the leading telecommunications group in the Nordic-Baltic region, today announced its decision to make a public offer for all the issued shares in AS Eesti Telekom that it does not already own. TeliaSonera presently holds 48.91 percent of the shares in Eesti Telekom.

TeliaSonera will, through its holding company Baltic Tele AB, offer EEK 111.30 in cash for each A-share and EEK 11,130 in cash for the B-share in Eesti Telekom, held by the Republic of Estonia. The offer value of the shares not already owned by TeliaSonera (51.09 per cent) is EEK 7,827 million (EUR 500 million). In addition the Supervisory Council of Eesti Telekom has approved the proposal of the Management Board of Eesti Telekom to propose a dividend of EEK 8.00 to the 2004 annual general meeting of Eesti Telekom. TeliaSonera expects that the dividend will be paid out to the shareholders prior to the end of the acceptance period for the offer. The offer price together with the dividend represents a premium of 12.3 percent over the volume-weighted average Eesti Telekom share price during the last twelve months.

The prospectus detailing the offer will be published after it has been approved by the Estonian Financial Supervision Authority (FSA). The printed prospectus will be made available at the Hansapank main branch at Liivalaia 8, Tallinn, Estonia.

The acceptance period for the offer begins on the date when the prospectus is published and will last for 42 days. The prospectus is expected to be approved by FSA and be published by the end of April at the latest.

The offer is conditional upon the offer being accepted to such an extent that TeliaSonera, through Baltic Tele, becomes the owner of not less than 85 percent of the total number of shares in Eesti Telekom. The offer is also conditional upon the approval of the Estonian Competition Board.

TeliaSonera will not increase the offer price.

TeliaSonera, through Baltic Tele, presently owns 48.91 percent of the shares in Eesti Telekom. The offer concerns the 27.23 percent owned by the Republic of Estonia and the 23.86 percent owned by other investors. The A-shares of Eesti Telekom are listed on the Tallinn Stock Exchange (HEX:ETLAT) and global depository receipts (GDRs) representing the A-shares of Eesti Telekom are admitted to the official list of the United Kingdom Listing Authority and to trading on the London Stock Exchange. A shareholder’s agreement relating to Eesti Telekom has prohibited TeliaSonera from acquiring more than 49 percent of the shares.

TeliaSonera has pursued its aim of strengthening TeliaSonera as the leading telecom operator in the Nordic and Baltic region. The transaction will represent the next step in the consolidation of the leading operators in the region. This offer is consistent with the strategy of taking advantage of opportunities for creating enhanced shareholder value.

The offer price reflects the assessed synergistic benefits that TeliaSonera expects to be able to extract as a result of the acquisition. Following the investment the transaction is expected to be both earnings and cash flow accretive. Synergies are expected to mainly come in the form of cost and capital expenditure synergies, of which the main savings areas are purchasing, product and service development and IT systems and infrastructure. Long term additional benefits are expected following the integration in the region and the development of the company.

“As stated before, our aim in our acquisition strategy is to build on or increase our strength in the Nordic and Baltic area. Achieving greater ownership in Eesti Telekom is a good example of that. We can increase our strength in the area and both companies stand to benefit. With Eesti Telekom and TeliaSonera on a common platform, private and business customers will gain in terms of service and a wider product range. I believe this will be important for the development of the increasingly integrated Nordic and Baltic region.” TeliaSonera’s CEO Anders Igel stated.

The Estonian Financial Supervision Authority has been notified of TeliaSonera’s decision to make an offer.

AS Eesti Telekom and subsidiary companies

	2003	2002
Total revenue (EEK million)	4,808	4,560
Annual growth (%)	5%	8%
EBITDA (EEK million)	2,118	2,131
EBIT (EEK million)	1,237	1,130
CAPEX (EEK million)	563	627
Mobile Subscribers, EMT (000)	492	428
Main lines (fixed), Elion (000)	445	465
Internet Subscribers, Elion (000)	51

Exchange rates: 1 EUR = 15.6466 EEK; 1 SEK = 1.7044 EEK

Enclosure: Notice of decision to make the offer.

Invitation to press conference in Tallin

Media representatives are invited to attend a press conference with Mr. Kenneth Karlberg, President of TeliaSonera Norway, Denmark and the Baltic countries

The press conference will be held in Tallinn at 17.00 local time (16.00 CET, Stockholm time) today, 14 April, at Radisson SAS Hotel, Bremerhaven Room, Rävala puietsee 3.

For further information journalists can contact:
Birgitta Grafström, Communications Manager, TeliaSonera Norway, Denmark,
Baltic countries, tfn: +46-(0)70-555 00 04
TeliaSoneras Press Office, tfn: +46-(0)8-713 58 30

This press release may not be published, distributed, diffused or otherwise sent in or into the United States of America (including its territories and possessions, every State of the United States and the District of Columbia), Canada, Japan or Australia and it does not constitute an extension into the United States, Canada, Japan or Australia of the offer mentioned in this press release.

The offer mentioned in this press release is not being made in the Republic of Italy and has not been cleared by CONSOB pursuant to Italian laws and regulations. Accordingly, persons resident in Italy may not participate in this offer and neither this press release nor any other material relating to the offer may be distributed or made available in the Republic of Italy.

This press release does not constitute an offer to buy or the solicitation of an offer to sell any securities pursuant to the offer mentioned in this press release or otherwise. This press release must not be passed on to anybody else.

The full terms and conditions of the offer mentioned in this press release will be set out in the prospectus detailing this offer to be published after its approval by the Estonian Financial Supervision Authority and, in the case of relevant global depositary receipt (“GDR”) holders of AS Eesti Telekom, the instructions which will be made available by Baltic Tele AB to such GDR holders on how this offer may be accepted by them. Relevant holders of shares or GDRs of AS Eesti Telekom may rely only on such prospectus and instructions for all the terms and conditions of this offer.

The offer mentioned in this press release is directed only at persons outside the United Kingdom or having professional experience in matters relating to investments and this offer is available only to and will be engaged in only with such persons. Persons in the United Kingdom who do not have professional experience in matters relating to investments should not rely or act on any information included in this press release.

The availability of the offer mentioned in this press release may be affected by the laws of jurisdictions in addition to those mentioned above and holders of shares or global depositary receipts of AS Eesti Telekom must inform themselves about and observe any such restrictions.

Enclosure

NOTICE OF DECISION TO MAKE THE CASH OFFER

Baltic Tele AB, registration number 556454-0085, address c/o TeliaSonera AB, Ekonomi, Box 7754, SE-103 96, Stockholm, Sweden, decided on 14 April 2004 to make an offer to acquire all shares of AS Eesti Telekom, registry code 10234957, address Roosikrantsi 2, 10119 Tallinn, not already owned by Baltic Tele AB from all holders of shares of AS Eesti Telekom (“Shareholders”) on the following terms and conditions (the “Offer”):

1.	Baltic Tele AB and persons acting in concert with Baltic Tele AB:

Baltic Tele AB is a holding company belonging to the TeliaSonera group of companies (“TeliaSonera Group”). All shares of Baltic Tele AB are owned by TeliaSonera AB (publ), a company incorporated pursuant to the laws of Sweden with registration number 556103-4249 (“TeliaSonera AB”), which is the ultimate parent company of the TeliaSonera Group. The persons acting in concert with Baltic Tele AB within the meaning of the Securities Market Act of Estonia are the companies controlled by TeliaSonera AB.

2.	Number of shares of AS Eesti Telekom owned by Baltic Tele AB and persons acting in concert:

Baltic Tele AB owns 67,317,756 A-shares of AS Eesti Telekom, representing 48.91% of the total number of shares of AS Eesti Telekom. None of the persons acting in concert with Baltic Tele AB owns any shares of AS Eesti Telekom or any securities convertible into or rights to subscribe for any shares of AS Eesti Telekom.

3.	Description of shares in respect of which the Offer is made:

The total number of shares issued by AS Eesti Telekom is 137,644,429, which is divided into 137,644,428 A-shares (the “A-Shares”) and 1 B-share (the “B-Share”).

The Offer is made in respect of all shares of AS Eesti Telekom not already owned by Baltic Tele AB, being 70,326,672 A-Shares and one B-Share representing 51.09% of all shares of AS Eesti Telekom (the “Shares”).

A-Shares are freely transferable shares with a nominal value of EEK 10 each. A-Shares are listed on the Tallinn Stock Exchange (HEX Tallinn) and global depository receipts (“GDRs”) representing the A-Shares (each GDR represents 3 A-Shares) are admitted to the official list of the United Kingdom Financial Services Authority in its capacity as competent authority under the United Kingdom Financial Services and Markets Act 2000 and to trading on the market for listed securities of the London Stock Exchange plc. Each A-Share gives the Shareholder one vote at the general meeting of shareholders of AS Eesti Telekom.

The B-Share is a preferred share having a nominal value of EEK 1,000. The B-Share grants the Shareholder the preferential right to a dividend as a fixed sum in the amount of EEK 10,000 and gives the Shareholder one vote at the general meeting of shareholders to vote only on the following issues (a limited right to vote) (i) amendment of the articles of association; (ii) increase and reduction of the share capital; (iii) issuance of convertible bonds; and (iv) merger, division, transformation and/or dissolution of the company. The B-Share is not admitted to trading in any stock exchange or other regulated market. Pursuant to the shareholders’ agreement relating to AS Eesti Telekom dated 21 December 1998 the B-Share shall be converted into A-Shares and all rights attaching to the B-Share will cease to have any application on 10 May 2004. In the event the B-Share will be converted into A-Shares during the Offer Period (as defined below), the Offer shall also apply to all A-Shares issued in replacement of the B-Share.

In the event any convertible bonds issued by AS Eesti Telekom will be converted into A-Shares and the increase of the share capital of AS Eesti Telekom necessary to effect such conversion will be registered with the Commercial Registry during the Offer Period, the Offer shall also apply to all A-Shares issued in exchange of the convertible bonds In the event any convertible bonds issued by AS Eesti Telekom will be converted into A-Shares after the expiry of the Offer Period (i.e. if the increase of the share capital of AS Eesti Telekom necessary to effect such conversion will be registered with the Commercial Registry after the expiry of the Offer Period), then, within six months after the expiry of the Offer Period, Baltic Tele AB shall purchase all such A-Shares issued in exchange of the convertible bonds for the A-Share Price (as defined below), provided that the Conditions Precedent (as defined in subsection 6 below) will be fulfilled during the Offer Period.

4.	Purchase price:

EEK 111.30 per A-Share (the “A-Share Price”)
EEK 11,130 per B-Share (the “B-Share Price”)

In case the B-Share will be converted into 100 A-Shares during the Offer Period, then the purchase price for each A-Share issued in replacement of the B-Share shall be the A-Share Price.

5.	Offer period

The period of acceptance of the Offer (the “Offer Period”) begins after the approval of the notice and prospectus of the Offer by the Estonian Financial Supervision Authority (“FSA”) on the date of publishing of the notice and prospectus of the Offer and ends on the date being 42 days from the beginning of the Offer Period (the “Closing Date”). The transaction instructions of the Shareholders wishing to accept the Offer must be registered with the Estonian Central Register of Securities (the “ECRS”) by 5.00 p.m. Estonian time on the Closing Date.

6.	Conditions for the completion of the Offer

The rights and obligations determined by the Offer shall arise in case both of the following conditions (“Conditions Precedent”) are fulfilled:

a.	Baltic Tele AB obtains, during the Offer Period, the approval of the Estonian Competition Board for the acquisition of control over AS Eesti Telekom (permission for concentration);

b.	Shareholders give acceptances to the Offer in such extent which will result in Baltic Tele AB holding, together with the shares of AS Eesti Telekom held by Baltic Tele AB on 14 April 2004, at least eighty five per cent (85%) of all shares of AS Eesti Telekom (“Threshold Condition”).

Baltic Tele AB shall have the right to waive the Threshold Condition not later than on the 10th calendar day before the expiry of the Offer Period.

7.	Method of payment of the purchase price and transfer of Shares

Baltic Tele AB shall pay the purchase price to each Shareholder who has accepted to sell the Shares to Baltic Tele on the 10th trading day after the Closing Date (the “Value Date”) by bank transfer to such accepting Shareholder’s cash account connected to his/her/its securities account. Baltic Tele AB shall pay the purchase price to each accepting Shareholder against the delivery of Shares by such accepting Shareholder to Baltic Tele AB (delivery versus payment). The Shares to be acquired by Baltic Tele AB shall be transferred from each accepting Shareholder to Baltic Tele AB on the Value Date interdependently and simultaneously with the transfer of the purchase price for the Shares to the cash account of such accepting Shareholder (delivery versus payment). For the purposes of this document, the “trading day” shall mean the day when the trading system of the Tallinn Stock Exchange (Hex Tallinn) is open for trading.

8.	Procedure for accepting the Offer

Starting from the beginning of the Offer Period, each Shareholder wishing to accept the Offer should contact the relevant financial institution operating the securities account on which the Shares belonging to such Shareholder are held (ECRS account operator) and register a transaction instruction, in accordance with the terms to be detailed in the prospectus of the Offer, for the sale of Shares to Baltic Tele AB against payment.

In accordance with the laws of the Republic of Estonia, on 14 April 2004 Baltic Tele AB has submitted the notice and prospectus of the Offer to FSA for approval. According to the Securities Markets Act of Estonia, the FSA shall decide on the approval of the notice and prospectus of the Offer within 15 calendar days as of the receipt of the respective application of the offeror. The notice and prospectus of the Offer shall be published after their approval by the FSA.

The prospectus will be made electronically available on the Internet website of Tallinn Stock Exchange (www.hex.ee) and the printed prospectus will be made available at Hansapank’s main branch at Liivalaia 8, Tallinn, Estonia.

The above-specified terms of the Offer may be changed or specified, if so requested by the FSA. If the FSA decides not to approve the notice and prospectus of the Offer, then the Offer will not be made.

All information contained in this document is presented as at 14 April 2004, the date of submission of the prospectus and notice of the Offer to the FSA for approval. Neither the delivery of this document nor the making of the Offer shall in any circumstances imply that the information contained in this document is correct at any time subsequent to the above-referred date or that any other information supplied in connection with the Offer is correct as of any time subsequent to the date indicated in the document containing such information.